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                            December 6, 2022

       Christiana Obiaya
       Chief Financial Officer
       Heliogen, Inc.
       130 West Union Street
       Pasadena, CA 91103

                                                        Re: Heliogen, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-40209

       Dear Christiana Obiaya:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment to Form 10-K for the fiscal year ended December 31, 2021

       10. Share-based Compensation, page F-27

   1. You disclose that the estimated fair value of your common stock was measured at fair value using the Black
Scholes option pricing model which used a probability-weighted method considering two
potential outcomes: a merger with a special purpose acquisition company exit scenario
and a stay private scenario. Additionally you applied a discount for lack of
marketability. Your quarterly reports for the periods ended September 30,
                                                        2022, June 30, 2022 and
March 31, 2022 do not disclose any accounting policy changes and the reasonably
likely material future effects of those changes upon becoming a public company. Tell us how
the stock-based compensation disclosure in your quarterly reports satisfies the
requirements of ASC 718-10-50 and Item 303(b)(3) of Regulation S-K
                                                        regarding critical
accounting estimates or revise your disclosure accordingly. See
                                                        Question 4 of SAB Topic
14B.
 Christiana Obiaya
Heliogen, Inc.
December 6, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at
(202) 551-
3650 with any questions.



FirstName LastNameChristiana Obiaya                       Sincerely,
Comapany NameHeliogen, Inc.
                                                          Division of
Corporation Finance
December 6, 2022 Page 2                                   Office of Energy &
Transportation
FirstName LastName